June 24, 2013

VIA EDGAR

Stephanie J. Ciboroski

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Ciboroski:

Re:	Response of The Toronto-Dominion Bank (the “Bank” or “TD”) to the Securities and Exchange Commission’s (“SEC” or the “Staff”) letter dated May 23, 2013 relating to the Bank’s:

- Form 40-F for the Fiscal Year Ended October 31, 2012 filed December 6, 2012

(File No. 1-14446)

Thank you for the opportunity of providing you with TD’s response to your letter dated May 23, 2013 (the “Staff Letter”) regarding the above-referenced filing. Our responses to the Staff Letter have been included in Appendix A of this letter.

As specifically requested in the Staff Letter, TD hereby acknowledges that:

(i)	We are responsible for the adequacy and accuracy of the disclosure in the filings;
(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
(iii)	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (416) 308-8279 or Xihao Hu, Senior Vice President and Chief Accountant, at (416) 983-1671 if you require additional information.

Very truly yours,

/s/ Colleen Johnston

______________________________________________

Colleen Johnston

Group Head Finance, Sourcing & Corporate Communications and Chief Financial Officer

cc: Kevin Vaughn (United States Securities and Exchange Commission)

Lindsay McCord (United States Securities and Exchange Commission)

Staci Shannon (United States Securities and Exchange Commission)

Norie Campbell (Group Head Legal, Compliance and AML and General Counsel)

Appendix A - TD’s responses to comments in the Staff Letter

To assist your review, we have reproduced the text of the Staff's comments in bold below and the numbered paragraphs of this Appendix correspond to the paragraphs of the Staff Letter. Proposed enhanced disclosures have been added without numbers for illustrative purposes only and may be further revised as circumstances change. Where proposed changes to existing disclosures have been provided in our response to the Staff’s comment, the changes have been underlined and/or struck out for the Staff’s convenience. All references to currency are in Canadian dollars, unless otherwise noted.

Form 40-F for the Fiscal Year Ended October 31, 2012

Exhibit 99.2

Management’s Discussion and Analysis, page 1

Canadian Personal and Commercial Banking, page 21

1.	You disclose, on page 23, that the lower growth rate in consumer lending can be attributed to new regulations for underwriting real estate secured loans and consumer focus on managing debt levels. Please tell us how you have modified your underwriting standards for real estate secured loans, and confirm that you will disclose that information in future filings.

We modified our underwriting standards to reflect new rules introduced by the Canadian Government on Canada Mortgage and Housing Corporation (CMHC) insured mortgages, which became effective in July 2012. CMHC is a Crown corporation owned by the Canadian Government and is the main provider of mortgage insurance on our Canadian residential mortgage portfolio. The new rules:

•	Reduce the maximum amortization period from 30 to 25 years;
•	Reduce the maximum loan-to-value on CMHC-insured refinanced mortgages from 85% to 80%; and
•	Establish a maximum purchase price of $1 million on CMHC-insured residential properties.

In addition, the Office of the Superintendent of Financial Institutions (“OSFI”) issued Guideline B-20, applicable to all federally-regulated Canadian financial institutions that are engaged in underwriting of residential mortgage loans in Canada, effective October 31, 2012. The primary change under Guideline B-20 is to reduce the maximum loan-to-value on Home Equity Lines of Credit from 80% to 65%.

We will incorporate the above-mentioned modifications to our underwriting standards as a result of the new rules in the Management’s Discussion and Analysis section in the Bank’s fiscal 2013 Form 40-F filing.

Allowance for Credit Losses, page 45

2.	You disclose that for the retail portfolio, the collectively assessed allowance for incurred but not identified credit losses is calculated on a portfolio level and is based on statistical estimates of loss using historical loss and forecasted balances. Please tell us the types of retail loans that you forecast balances on in order to calculate your allowance estimate. In addition, clarify in your disclosure how the use of forecasted balances captures only the incurred losses discussed in paragraphs AG89 and AG90 of IAS 39.

The collectively assessed allowance for incurred but not identified credit losses for the retail portfolio is calculated on a pooled portfolio level with each pool comprising exposures with similar characteristics, segmented for example, by product type and probability of default (“PD”) estimate. Recovery data models are used in the determination of the loss given default (“LGD”) for each pool and the exposure at default (“EAD”) is estimated based on current usage and historical exposure experience at default. Our method to determine the collectively assessed allowance for incurred but not identified credit losses captures only incurred losses as required under paragraphs AG89 and AG90 of IAS 39 and are not based on forecasted balances.

We however use forecasted balances to assess EAD in our estimate of the allowance for credit losses related to off-balance sheet instruments (e.g., unutilized portions of home equity lines of credit), which is recorded within “Provisions” as part of “Other Liabilities” on the Bank’s fiscal 2012 Consolidated Balance Sheet.

To clarify that our approach to calculate the collectively assessed allowance for incurred but not identified credit losses for the retail portfolio only captures incurred losses, we will remove reference to the use of forecast balances in our Management’s Discussion and Analysis.

The following is the proposed disclosure to be included in the Bank’s fiscal 2013 Form 40-F filing.

Management’s Discussion and Analysis, page 45

ALLOWANCE FOR CREDIT LOSSES

Collectively assessed allowance for incurred but not identified credit losses

The collectively assessed allowance for incurred but not identified credit losses is established to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans not yet specifically identified as impaired. The level of collectively assessed allowance for incurred but not identified losses reflects exposures across all portfolios and categories. The collectively assessed allowance for incurred but not identified allowance for credit losses is reviewed on a quarterly basis using credit risk models and management’s judgment. The allowance level is calculated using the probability of default (PD), the loss given default (LGD) and the exposure at default (EAD) of the related portfolios. The PD is the likelihood that a borrower will not be able to meet its scheduled repayments. The LGD is the amount of the loss the Bank would likely incur when a borrower defaults on a loan, which is expressed as a percentage of exposure at default. EAD is the total amount the Bank expects to be exposed to at the time of default.

For the non-retail portfolio, allowances are estimated using borrower specific information. The LGD is based on the security of the facility; EAD is a function of the current usage, the borrower’s risk rating, and the committed amount of the facility. For the retail portfolio, the collectively assessed allowance for incurred but not identified credit losses is calculated on a pooled portfolio level with each pool comprising exposures with similar characteristics segmented, for example by product type and PD estimate ~~and is based on statistical estimates of loss using historical loss and forecasted balances~~. Recovery data models are used in the determination of the LGD for each pool. EAD is a function of the current usage and historical exposure experience at default ~~management of Canadian retail portfolios and are validated against historical experience~~.

Exhibit 99.3

Consolidated Financial Statements, page 1

Consolidated Statement of Income, page 5

3.	We note that you have presented your insurance revenues and expenses on a net basis. Please provide us with your analysis under IFRS that supports netting these amounts on the Consolidated Statement of Income, and include in your analysis how you considered paragraphs 32-35 of IAS 1. In addition, we also note your short-duration insurance contracts revenue recognition policy on page 19 that references the premiums net of reinsurance. Clarify whether you offset the income and expense from reinsurance contracts against the expense and income from the related short-duration insurance contracts in other income. Refer to paragraph 14(d) of IFRS 4.

When the Bank transitioned to IFRS effective November 1, 2011 and to this date, the Insurance business was not deemed to be material to the Bank’s Consolidated Balance Sheet and Consolidated Statement of Income. For the year ended and as at October 31, 2012, the Insurance business represented less than 9% of total Bank Net Income after Taxes, and less than 1% of total Bank assets, respectively. Accordingly, insurance revenues, net of claims and related expenses were presented as a single line on the Consolidated Statement of Income, with the gross balances of insurance revenues and claims and related expenses included with sufficient details in Note 23 to the Bank’s 2012 Consolidated Financial Statements.

In light of the Staff’s comment, we propose to revise the Consolidated Statement of Income to present insurance revenues and claims and related expenses on a gross basis prospectively, starting with our Consolidated Statement of Income for the year ending October 31, 2013. All comparative periods presented will be recast on the same gross basis. The following is the proposed mockup of the Bank’s 2012 Consolidated Statement of Income.

Consolidated Statement of Income

For the years ended October 31
(millions of Canadian dollars, except as noted)	2012	2011
Interest income
Loans	$17,951	$17,010
Securities
Interest	3,259	2,720
Dividends	940	810
Deposits with banks	88	369
	22,238	20,909
Interest expense
Deposits	4,670	4,466
Securitization liabilities	1,026	1,235
Subordinated notes and debentures	612	663
Preferred shares and capital trust securities (Notes 18, 19)	174	208
Other	730	676
	7,212	7,248
Net interest income	15,026	13,661
Non-interest income
Investment and securities services	2,621	2,624
Credit fees	745	671
Net gains (losses) from available-for-sale securities (Note 6)	373	393
Trading income (losses) (Note 22)	(41)	(127)
Service charges	1,775	1,602
Card services	1,039	959
Insurance revenue~~, net of claims and related expenses~~ (Note 23)	3,537~~1,113~~	3,345~~1,167~~
Trust fees	149	154
Other income (loss)	322	558
	10,520~~8,096~~	10,179~~8,001~~
Total revenue	25,546~~23,122~~	23,840~~21,662~~
Provision for credit losses (Note 7)	1,795	1,490
Insurance claims and related expenses (Note 23)	2,424	2,178
Non-interest expenses
Salaries and employee benefits (Note 25)	7,241	6,729
Occupancy, including depreciation	1,374	1,285
Equipment, including depreciation	825	801
Amortization of other intangibles (Note 12)	477	657
Marketing and business development	668	593
Brokerage-related fees	296	320
Professional and advisory services	925	944
Communications	282	271
Other	1,910	1,447
	13,998	13,047
Income before income taxes and equity in net income of an investment in associate	7,329	7,125
Provision for (recovery of) income taxes (Note 26)	1,092	1,326
Equity in net income of an investment in associate, net of income taxes (Note 35)	234	246
Net income	6,471	6,045
Preferred dividends	196	180
Net income available to common shareholders and non-controlling interests in subsidiaries	$6,275	$5,865
Attributable to:
Non-controlling interests in subsidiaries	$104	$104
Common shareholders	6,171	5,761
Average number of common shares outstanding (millions) (Note 27)
Basic	906.6	885.7
Diluted	914.9	902.9
Earnings per share (dollars) (Note 27)
Basic	$6.81	$6.50
Diluted	6.76	6.43
Dividends per share (dollars)	2.89	2.61

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Both insurance revenues and expenses are shown net of reinsurance as illustrated in Note 23 to the Bank’s 2012 Consolidated Financial Statements (please refer to table titled “Insurance Revenue, Net of Claims and Related Expenses”). Total reinsurance premiums ceded for the year ended October 31, 2012 was $834 million and total reinsurance expenses ceded in the same period was $347 million. These represent approximately 4% and 2% of the Bank’s total revenues and expenses, respectively, and are not considered material to the Bank’s Consolidated Financial Statements.

Notes to the Consolidated Financial Statements, page 9

Note 2 Summary of Significant Accounting Policies, page 10

Loans, page 12

4.	We note your use of historical default rates as well as a probability of default in calculating your collectively assessed allowance for individually insignificant impaired loans and incurred but not identified credit losses. Please revise your disclosure in future filings to clarify your definition of default. State whether you have a threshold in terms of days past due that you consider in determining whether a loan is in default, and if so, clarify whether there are differences in the threshold for each loan class.

As disclosed in the Loan Impairment and the Allowance for Credit Losses, Excluding Acquired Credit-Impaired Loans discussion of our summary of significant accounting policies (page 12 to Exhibit 99.3 in our Form 40-F for the fiscal year ended October 31, 2012), a loan is considered impaired when there is objective evidence that there has been deterioration of credit quality subsequent to the initial recognition of the loan to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest.

For purposes of measuring our collectively assessed allowance for individually insignificant impaired loans and incurred but not identified credit losses, we define default as delinquency levels in interest or principal payments, which would indicate impairment. Residential mortgages, home equity lines of credit, credit card receivables, and other retail products are generally considered impaired when contractual payments are 90 days or greater past due.

The following is the proposed disclosure to be included in the Bank’s fiscal 2013 Form 40-F filing.

Note 2 Summary of Significant Accounting Policies, page 13

Loans

Collectively Assessed Allowance for Individually Insignificant Impaired Loans

Individually insignificant loans, such as the Bank’s personal and small business loans and credit cards, are collectively assessed for impairment. Allowances are calculated using a formula that incorporates recent loss experience, historical default rates which are delinquency levels in interest or principal payments that indicate impairment, other applicable currently observable data, and the type of collateral pledged.

Collectively Assessed Allowance for Incurred but Not Identified Credit Losses

If there is no objective evidence of impairment for an individual loan, whether significant or not, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment for losses incurred but not identified. This allowance is referred to as the allowance for incurred but not identified credit losses. The level of the allowance for each group depends upon an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators. Historical loss experience is adjusted based on current observable data to reflect the effects of current conditions. The allowance for losses that are incurred but not identified is computed using credit risk models that consider probability of default (loss frequency), loss given credit default (loss severity), and exposure at default. For purposes of measuring the collectively assessed allowance for incurred but not identified credit losses, default is defined as delinquency levels in interest or principal payments that would indicate impairment.

Counterparty-Specific Allowance, page 13

5.	You state that your impairment assessment for loans is based on credit ratings, overall financial condition, and the realizable value of the collateral, where applicable. We also note your response filed on August 19, 2011 to our prior comment 8 and that third-party appraisals may be received on impaired loans depending on type of collateral. Please tell us the following and confirm that you will revise your disclosure in future filings accordingly:

•	How often you update the realizable value of the collateral for secured impaired loans and whether the value is always based on third-party appraisals or another valuation method. If another method like the use of an automated valuation model (AVM), please describe the method to us.

The Bank reviews the realizable value of collateral for secured impaired loans at a minimum annually and updates values as necessary. For residential real estate, a third party appraisal is obtained prior to sale, write-down or full charge-off. For commercial real estate, the Bank utilizes an internal value approach which incorporates a number of property-specific attributes that include, but are not limited to, current lease rates, lease maturities, occupancy rates and operating costs; a third party appraisal; or a combination thereof, to ensure that the Bank’s valuation of the collateral is based upon well founded assumptions conforming to current market conditions. The Bank does not use automated valuation models for this purpose.

The following is the proposed disclosure to be included in the Bank’s fiscal 2013 Form 40-F filing.

Note 2 Summary of Significant Accounting Policies, page 13

Loans

Counterparty-Specific Allowance

Individually significant loans, such as the Bank’s medium-sized business and government loans and debt securities classified as loans, are assessed for impairment at the counterparty-specific level. The impairment assessment is based on the counterparty’s credit ratings, overall financial condition, and where applicable, the realizable value of the collateral; which is reviewed at least annually and when conditions arise indicating an earlier review is necessary. An allowance, if applicable, is measured as the difference between the carrying amount of the loan and the estimated recoverable amount. The estimated recoverable amount is the present value of the estimated future cash flows, discounted using the loan’s original effective interest rate.

•	You also disclose the average loan-to-value ratios for your uninsured, newly originated and acquired residential mortgage and home equity line within Table 20 on page 24 of Form 6-K filed on February 28, 2013. Clarify how the value was determined for this ratio and if obtained from an AVM, tell us how you validate the accuracy of house prices provided by the system.

The property values used within the loan-to-value calculation on Table 20 are consistent with that used for each property at time of underwriting or acquisition. The collateral valuation is determined in accordance with criteria defined in the Bank’s policy, comprising both third party valuations and use of AVMs. Where AVMs are utilized, the Bank has established validation procedures, which include quarterly quality assurance measures on a sample basis to compare the property values returned by AVMs against third party appraisals recently completed on the same property. In Canada, the Bank also uses the “Emili” customized mortgage and property valuation rating system which is owned and operated by Canada Mortgage & Housing Corporation (CMHC), a Canadian government-owned Crown corporation. “Emili” is subject to review by an independent third party.

Acquired Credit-Impaired Loans, page 13

6.	We note your accounting policy for acquired loans both those for which an incurred loss is not present at the acquisition date and those you deemed acquired credit-impaired (ACI) loans. Please address the following in your future filings:

•	In your disclosure for the MBNA acquisition on page 6 of Exhibit 99.2, you state that estimated fair value of loans reflects the expected credit losses at the acquisition date. Please reconcile this statement with the one here that the fair value of acquired loans reflects only the incurred credit losses estimated at the acquisition date.

The acquisition of the credit card portfolio of MBNA included both acquired performing loans and ACI loans. ACI loans were determined to be those greater than 60 days past due including those whose revolving privileges had been terminated, with acquired performing loans being the remainder of loans acquired. All acquired loans were initially measured at their fair value.

On acquisition, the estimated average life of the acquired performing loans was shorter than the estimated loss confirmation period over which incurred but not identified credit losses were expected to be identified. Hence, the fair value for acquired impaired loans included only incurred losses.

The portfolio of ACI loans acquired from MBNA had exhibited evidence of credit losses at the time of acquisition, and therefore, the fair value determination on these loans considered all expected (i.e., incurred and future expected) credit losses.

The following is the proposed disclosure to be included in the Bank’s fiscal 2013 Form 40-F filing.

Management’s Discussion and Analysis, page 6

Acquisition of Credit Card Portfolio of MBNA Canada

On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada (MBNA), a wholly-owned subsidiary of Bank of America Corporation, as well as certain other assets and liabilities for cash consideration of $6,839 million. The acquisition was accounted for by the purchase method. The results of the acquisition from the acquisition date to October 31, 2012 have been consolidated with the Bank’s results and are reported primarily in the Canadian Personal and Commercial Banking and Wealth and Insurance segments. As at December 1, 2011, the acquisition contributed $7,361 million of loans, $275 million of other assets, and $1,348 million of liabilities. The acquisition included both acquired performing and acquired credit-impaired loans. The estimated fair value of acquired performing loans reflects ~~the~~ incurred credit losses and the estimated fair value of acquired credit-impaired loans reflects expected (i.e., incurred and future expected) credit losses at the acquisition date. The excess of consideration over the fair value of the acquired net assets of approximately $551 million has been allocated to $458 million of intangible assets and $93 million of goodwill.

We will also revise our Acquired Loans and Acquired Credit-Impaired Loans discussion in our significant accounting policies as per our response to the following Staff comment.

•	In your accounting policy, address whether, and if so, how and when you measure and recognize future credit losses for both your ACI loans and your acquired loans for which an incurred loss is not present at the acquisition date. In your disclosure, clarify how the initial fair value amount recorded for both categories of acquired loans is accreted over the term of the loan and to what amount (i.e. contractual principal, expected cash flows, or contractual principal less incurred losses, etc.).

Acquired loans for which an incurred loss is not present at the acquisition date are subsequently accounted for at amortized cost based on their contractual cash flows. Any acquisition related discount or premium in the initial fair value measurement of these loans is recognized in interest income over the expected life of the loan using the effective interest rate method. The determination of loan impairment and the allowance for credit losses on these loans is consistent with the Bank’s originated loan portfolios and are subject to assessment under the Bank’s allowance framework for collectively assessed allowance for incurred but not identified credit losses, collectively assessed allowance for individually insignificant impaired loans, and counterparty-specific allowance.

ACI loans are accounted for on acquisition based on the present value of expected cash flows to be collected, which incorporates assumptions regarding default rates, loss severities, and amount and timing of prepayments. The Bank periodically re-assesses its estimates of cash flows to determine if updates are required. With the exception of ACI revolving loans, including those whose revolving privileges have been terminated, subsequent to acquisition, the loans are accreted to their undiscounted expected cash flows through net interest income over the expected life of the loan using the effective interest rate method. Probable decreases in expected cash flows trigger the recognition of additional impairment, which is measured based on the present value of the revised expected cash flows discounted at the loan’s effective interest rate as compared to the carrying value of the loan. Additional impairment is recorded through the Bank’s provision for credit losses.

For acquired performing loans with revolving terms, any interest rate premium or discount is accreted over the expected life of the loan. On acquisition of the acquired performing loan portfolio from MBNA, the estimated average life of acquired loans with revolving terms was shorter than the estimated loss confirmation period over which incurred but not identified credit losses are expected to be identified. Any credit related discount included in the fair value determination is not accreted due to the revolving nature of these loans.

For ACI loans with revolving terms, including those whose revolving privileges have been terminated, any credit related discount in the fair value determination is used to absorb expected credit losses over the life of the loans and is not accreted. Subsequent credit losses greater than what are expected at the time of acquisition result in impairment recognized through the provision for credit losses. Probable and significant increases in expected cash flows would first reverse any previously taken impairment; any remaining increases are recognized in income immediately as interest income as an effective interest rate method adjustment.

The following is the proposed disclosure to be included in the Bank’s fiscal 2013 Form 40-F filing.

Note 2 Summary of Significant Accounting Policies, page 13

Loans

Acquired Loans

All acquired loans are initially measured at their fair value which ~~reflects~~ considers incurred and expected future credit losses estimated at the acquisition date and also reflects adjustments based on the acquired loan’s interest rate in comparison to then current market rates. As a result, no allowance for credit losses is recorded on the date of acquisition. When loans are acquired with evidence of incurred credit loss where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments, they are considered to be ACI loans. ACI loans and acquired loans with revolving terms ~~; these loans~~ and their associated accounting are described in the sections below.

Acquired loans for which an incurred loss is not present at the acquisition date, are subsequently accounted for at amortized cost based on their contractual cash flows and any acquisition related discount or premium is considered to be an adjustment to the loan yield and is recognized in interest income over the term of the loan using the effective interest rate method. These loans are included in the Bank’s originated loan portfolios and are subject to assessment under the Bank’s allowance framework for collectively assessed allowance for incurred but not identified credit losses, collectively assessed allowance for individually insignificant impaired loans, and counterparty-specific allowance~~, collectively assessed individually insignificant, and collectively assessed allowances that are incurred but not identified, subsequent to acquisition~~.

Acquired Credit-Impaired Loans

ACI loans are acquired loans with evidence of incurred credit losses where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments. These loans are accounted for based on the present value of expected cash flows as opposed to their contractual cash flows.

ACI loans were identified as impaired at acquisition based on specific risk characteristics of the loans, including past due status, performance history as well as recent borrower credit scores. The Bank then determined the fair value of the ACI loans at the acquisition date by discounting expected cash flows at a market observable discount rate and where necessary adjusted for factors a market participant would use when determining fair value. In determining the expected cash flows to be collected, which considers all expected (i.e., incurred and future expected) credit losses, management incorporates assumptions regarding default rates, loss severities and the amount and timing of prepayments.

With respect to certain individually significant ACI loans, accounting is applied individually at the loan level. The remaining ACI loans are aggregated into one or more pools provided that they are acquired in the same fiscal quarter and have common risk characteristics. A pool is then accounted for as a single asset with a single composite interest rate and an aggregate expectation of cash flows.

Subsequent to acquisition, the Bank periodically re-assesses ~~will re-assess~~ its estimate of cash flows to determine if updates are required. Updates to cash flow estimates incorporate assumptions regarding default rates, loss severities, the amount and timing of prepayments and other factors that are reflective of current market conditions. ACI loans are carried on the balance sheet at the net present value of expected cash flows. The loans are accreted to their undiscounted expected cash flows through net interest income over the expected life using the effective interest rate method. Probable decreases in expected cash flows trigger the recognition of additional impairment, which is measured based on the present value of the revised expected cash flows discounted at the loan’s effective interest rate as compared to the carrying value of the loan and recorded through provision for credit loss ~~Impairment that occurs subsequent to the acquisition date is recognized through the provision for credit losses~~. As ACI loans are consistently evaluated for credit losses by accounting for the loan based on present value of expected cash flows, inclusive of incurred loss, both at acquisition and subsequent to acquisition, they are not subject to an allowance for incurred but not identified credit losses, as incurred credit losses are specifically identified and reflected in the loan’s carrying value.

Probable and significant increases in expected cash flows would first reverse any previously taken impairment; any remaining increases are recognized in income immediately as interest income. In addition, for fixed-rate ACI loans the timing of expected cash flows may increase or decrease which may result in adjustments through interest income to the acquisition discount (both favorably and unfavorably) in order to maintain the inception yield of the ACI loan.

If the timing and/or amounts of expected cash flows on ACI loans were determined not to be reasonably estimable, no interest would be recognized and the loans would be reported as non-performing.

Acquired Loans with Revolving Terms

For acquired loans with revolving terms, any interest rate premium or discount is accreted over the expected life of the loan. On acquisition, where the estimated average life of acquired loans with revolving terms is shorter than the estimated loss confirmation period over which incurred but not identified credit losses are expected to be identified, the fair value of these loans only includes incurred losses. Any credit related discount included in the fair value determination is not accreted due to the revolving nature of these loans.

For ACI revolving loans, including those whose revolving privileges have been terminated, any credit related discount included in the fair value determination is used to absorb expected (i.e., incurred and future expected) credit losses over the life of the loans and is not accreted. Subsequent credit losses greater than what are expected at the time of acquisition result in impairment recognition through the provision for credit losses. Probable and significant increases in expected cash flows would first reverse any previously taken impairment; any remaining increases are recognized in income immediately as interest income.

•	Clarify whether the “credit related fair value adjustments” line, in your Acquired Credit-Impaired Loans table on page 44 includes both incurred and future credit losses.

Please see proposed footnote #2 in the Acquired Credit-Impaired Loans table below, to be included in the Bank’s Fiscal 2013 Form 40-F filing.

Acquired Credit-Impaired Loans
(millions of Canadian dollars)
	October 31	October 31	November 1
	2012	2011	2010
FDIC-assisted acquisitions
Unpaid principal balance[1]	$1,070	$1,452	$1,835
Credit related fair value adjustments[2]	(42)	(121)	(216)
Interest rate and other related premium/(discount)[6]	(26)	16	(29)
Carrying value	1,002	1,347	1,590
Counterparty-specific allowance~~[2]~~[3]	(5)	(8)	-
Allowance for individually insignificant impaired loans~~[2]~~[3]	(54)	(22)	-
Carrying value net of related allowance~~[3]~~[4]	943	1,317	1,590
South Financial
Unpaid principal balance[1]	2,719	4,117	6,205
Credit related fair value adjustments[2]	(89)	(425)	(707)
Interest rate and other related premium/(discount)	(111)	3	(48)
Carrying value	2,519	3,695	5,450
Counterparty-specific allowance~~[2]~~[3]	(26)	(22)	-
Allowance for individually insignificant impaired loans~~[2]~~[3]	(12)	(5)	-
Carrying value net of related allowance	2,481	3,668	5,450
Other~~[4]~~[5]
Unpaid principal balance[1]	283	540	-
Credit related fair value adjustments	(39)	(34)	-
Interest rate and other related premium/(discount)	2	12	-
Carrying value	246	518	-
Allowance for individually insignificant impaired loans~~[2]~~[3]	(1)	(3)	-
Carrying value net of related allowance	$245	$515	$-
1	Represents contractual amount owed net of charge-offs since acquisition ~~inception~~ of the loan.
2	Credit related fair value adjustments include expected (i.e., incurred and future expected) credit losses on acquisition and are not accreted to interest income.
3~~2~~	Management concluded as part of the Bank’s assessment of the ACI loans that it was probable that higher than estimated principal credit losses would result in a decrease in expected cash flows subsequent to acquisition. As a result, counterparty-specific and individually insignificant allowances have been recognized.
4~~3~~	Carrying value does not include the effect of the FDIC loss sharing agreement.
5~~4~~	Includes Chrysler Financial and MBNA.

•	On page 44, clearly disclose which of the adjustments made to the unpaid principal balance to calculate the carrying value are being recognized as interest income under the effective interest rate method. Also, clarify the statement “net of charge-offs since inception of loan” in footnote one to this table and Table 40 of Exhibit 99.2 given that you acquired these loans subsequent to inception of the loan.

We will include or have included clarifying disclosures in the footnotes to the Acquired Credit-Impaired Loans tables as follows:

•	Please see proposed footnote #2 in the Acquired Credit-Impaired Loans table above.

•	Please see the proposed change to footnote #1 in the Acquired Credit-Impaired Loans table above, underlined for additions and struck out for deletions for the Staff’s convenience. This same amendment has been made in our Form 6-K filed May 23, 2013 containing our Q2 2013 results, and will continue to have the revised footnote in future quarterly and annual filings so long as the above-referenced table is in existence.

•	Please also see the following proposed change to footnote #1 to be included in Table 40 of Exhibit 99.2 in the Bank’s Fiscal 2013 Form 40-F filing.

TABLE 40: ACQUIRED CREDIT-IMPAIRED LOAN PORTFOLIO
(millions of Canadian dollars)
					October 31, 2012
			Allowance for	Allowance for
	Unpaid		counterparty-	individually	Carrying	Percentage of
	principal	Carrying	specific	insignificant	value net of	unpaid principal
	balance[1]	value	credit losses	credit losses	allowance	balance
FDIC-assisted acquisitions	$1,070	$1,002	$5	$54	$943	88.1%
South Financial	2,719	2,519	26	12	2,481	91.2
Other[2]	283	246	-	1	245	86.6
Total ACI loan portfolio	$4,072	$3,767	$31	$67	$3,669	90.1%

					October 31, 2011
FDIC-assisted acquisitions	$1,452	$1,347	$8	$22	$1,317	90.7%
South Financial	4,117	3,695	22	5	3,668	89.1
Chrysler Financial	540	518	-	3	515	95.4
Total ACI loan portfolio	$6,109	$5,560	$30	$30	$5,500	90.0%
[1]	Represents contractual amount owed net of charge-offs since acquisition ~~inception~~ of the loan.
[2]	Other includes the ACI loan portfolios of Chrysler Financial and MBNA Canada.

Note 23 Insurance, page 68

Reconciliation of Changes in Liabilities for Property and Casualty Insurance, page 69

7.	We note your unfavorable prior accident years’ claims development for 2012 was 10% of the beginning balance for property and casualty insurance net provision for unpaid claims. We also note your disclosure on page 26 of Exhibit 99.2 that the unfavorable amount was due to worse than anticipated frequency and severity of auto claims related to accident years pre-2011. Please address the following:

•	Considering the trends in claims severity and frequency had the most impact on your prior accident years claims development amount, and as a result on the provision for unpaid property and casualty claims in 2012, tell us why you did not disclose these assumptions in accordance with paragraph 37(c) and (d) of IFRS 4.

In accordance with Canadian accepted actuarial practices, the ultimate cost of claims liabilities is estimated using a range of standard actuarial claims projection techniques. These techniques are all based on the premise that the main assumption underlying ultimate claims costs for insurance claims that have been reported but not yet settled, or have been incurred and not yet reported, is that past incurred claims development experience is used to project future claims.

Incurred claims represent the sum of paid claims to date and case reserves established by claims adjudication staff. Actuaries look at historical paid losses and case reserves and how these have evolved over time to help extrapolate the ultimate claims cost for all accident years, where the ultimate loss for these years will not be known for an extended period of time. Actuarial judgment is then applied, and where appropriate, liabilities are adjusted for both internal and external qualitative factors that could impact how claims will ultimately develop (e.g., significant regulatory changes, changes in the economic environment). Because of the inherent uncertainty in the property and casualty industry, significant changes in estimates for ultimate claims costs and reported claims liabilities may occur over time as new information emerges. A recent example of a regulatory change that impacted the Ontario property and casualty insurance market is the enactment of the Ontario Auto Insurance Reform in 2010 (the “2010 Reform”). The primary intent of these legislative changes was to reduce claims costs by reducing benefits for certain coverage for accident years starting in late 2010 and going forward. An adjustment was made to actuarial estimates to reflect this reform, but the ultimate impact remains uncertain, considering for example the evolving judicial and arbitral interpretations of the 2010 Reform. Further adjustments to claims liabilities related to these changes, as well as other factors such as those mentioned above, could be deemed necessary over the near to medium term.

While claims severity and frequency do impact incurred claims development, they are not direct inputs into the initial measurement and valuation of claims liabilities. Hence, claims severity and frequency are not considered key quantifiable assumptions in accordance with paragraphs 37(c) and (d) of IFRS 4, as it relates to the movement in the ultimate claims liabilities of the Bank.

•	Revise your future filings to disclose the process used to determine the assumptions that have the greatest effect on the measurement of your insurance provision, and quantify those assumptions. To the extent that you have determined it is not practicable to quantify non-qualitative assumptions, tell us why it is not practicable to do so.

Further to the Staff’s request, we propose to enhance our existing disclosures in the “Insurance” sections of Notes 2 and 3 to the Bank’s 2012 Consolidated Financial Statements, which are on pages 19 and 22 of Exhibit 99.3, to provide additional details on the process used to determine the assumptions that have the greatest effect on the measurement of the Bank’s claims liabilities, as described in the response to the first bullet of Staff comment #7. We would also refer the Staff to page 70 of Exhibit 99.3 in the “Sensitivity to Insurance Risk” section of the Bank’s 2012 Consolidated Financial Statements, where the first paragraph states: “A variety of assumptions are made related to future level of claims, policyholder behaviour, expenses and sales levels when products are designed and priced as well as the determination of actuarial liabilities. Such assumptions require a significant amount of professional judgment. The insurance claims provision is sensitive to the certain assumptions. It has not been possible to quantify the sensitivity of certain assumptions such as legislative changes or uncertainty in the estimation process. Actual experience may be different than the assumptions made by the Bank.” As a result, all key quantifiable assumptions considered in the measurement of claims liabilities have been disclosed and quantified as such in the existing Note 23 to the Bank’s 2012 Consolidated Financial Statements in the Form 40-F filing.

In response to the Staff’s comment, the following is the proposed disclosure to be included in the Notes to the Financial Statements for the Bank’s fiscal 2013 Form 40-F filing.

Note 2 Summary of Significant Accounting Policies, page 19

INSURANCE

Premiums for short-duration insurance contracts, net of reinsurance, primarily property and casualty, are deferred as unearned premiums and reported in other income on a pro rata basis over the terms of the policies, except for contracts where the period of risk differs significantly from the contract period. Unearned premiums are reported in other liabilities, gross of premiums attributable to reinsurers. The reinsurers’ share is recognized as an asset in other assets. Premiums from life and health insurance policies are recognized as income when due from the policyholder.

For property and casualty insurance, insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy claims, as determined by the appointed actuary in accordance with accepted actuarial practices and are reported as other liabilities. Expected claims and policy benefit liabilities are determined on a case-by-case basis and consider such variables as past loss experience, current claims trends and changes in the prevailing social, economic and legal environment ~~as insurance claims are reported and actuarial assumptions are reassessed~~. These liabilities are continually reviewed and, as experience develops and new information becomes known, the liabilities are adjusted as necessary. In addition to reported claims information, the liabilities recognized by the Bank include a provision to account for the future development of insurance claims, including insurance claims incurred but not reported by policyholders (IBNR). IBNR liabilities are evaluated based on historical development trends and actuarial methodologies for groups of claims with similar attributes. To recognize the uncertainty in establishing these best estimates, to allow for possible deterioration in experience and to provide greater comfort that the actuarial liabilities are sufficient to pay future benefits, actuaries are required to include margins in some assumptions. A range of allowable margins is prescribed by the Canadian Institute of Actuaries relating to claims development, reinsurance recoveries and investment income variables. The impact of the margins is referred to as the provision for adverse deviation. Expected claims and policy benefit liabilities are discounted to recognize the time value of money, as required by Canadian accepted actuarial practices, and makes explicit provision for adverse deviation. For life and health insurance, actuarial liabilities represent the present values of future policy cash flows as determined using standard actuarial valuation practices. Changes in actuarial liabilities are reported in other income.

Note 3 Significant Accounting Judgments, Estimates and Assumptions, page 22

INSURANCE

The assumptions used in establishing the Bank’s insurance claims and policy benefit liabilities are based on best estimates of possible outcomes.

For property and casualty insurance, the ultimate cost of claims liabilities is estimated using a range of standard actuarial claims projection techniques in accordance with Canadian accepted actuarial practices. The main assumption underlying these techniques is that a company’s past claims development experience can be used to project future claims development and hence ultimate claims costs. As such, these methods extrapolate the development of paid and incurred losses, average costs per claim and claim numbers based on the observed development of earlier years and expected loss ratios. Additional qualitative judgment is used to assess the extent to which past trends may or may not apply in the future, in order to arrive at the estimated ultimate claims cost that present the most likely outcome ~~to the Bank will vary from the assumptions used to determine the liabilities recognized, as additional information with respect to the facts and circumstance of each claim incurred is incorporated into the liability~~.

For life and health insurance, actuarial liabilities consider all future policy cash flows, including premiums, claims, and expenses required to administer the policies.

The Bank’s mortality assumptions have been derived from a combination of its own experience and industry experience. Policyholders may allow their policies to lapse by choosing not to continue to pay premiums. The Bank bases its estimates of future lapse rates on previous experience when available, or industry experience. Estimates of future policy administration expenses are based on the Bank’s previous and expected future experience.

•	In your disclosure state whether your sensitivity analysis for the discount rate and adverse deviation assumptions are based upon reasonably possible changes and whether the discount rate and adverse deviation are your only significant assumptions for your insurance provision. Refer to paragraph 39A(a) of IFRS 4.

Further to the Staff’s request, we propose to enhance our existing disclosures in Note 23 of the Bank’s 2012 Consolidated Financial Statements, to clarify that the sensitivity analysis is based upon reasonably possible changes, as well as to include claims severity and frequency as part of the analysis. As discussed in our response to the first bullet of Staff comment #7, claims severity and frequency do impact incurred claims development and ultimate claims costs, but are not direct inputs into the measurement and valuation of claims liabilities, and hence are not considered key assumptions. The following is the proposed disclosure to be included in the Bank’s fiscal 2013 Form-40F filing.

Sensitivity to Insurance Risk, page 70

The claims liabilities’ sensitivity to the discount rate assumption is outlined below. The analysis is performed for reasonably possible movements in the discount rate with all other assumptions held constant, showing the impact on the consolidated net income before income tax, and the impact on equity in the property and casualty insurance business. Movements in the assumption may be non-linear.

Sensitivity to Insurance Risk, page 71

A 1% increase in the margin for adverse deviation assumption as at October 31, 2012 will decrease net income before tax and equity by $25 million and $18 million, respectively. A 1% decrease in the margin for adverse deviation will increase income before tax and equity by the same amounts. A 5% increase in the frequency of claims as at October 31, 2012 will decrease net income before tax and equity by $XX and $XX, respectively. A 5% decrease in the frequency of claims will increase income before tax and equity by the same amounts. A 5% increase in the severity of claims as at October 31, 2012 will decrease net income before tax and equity by $XX and $XX, respectively. A 5% decrease in the severity of claims will increase income before tax and equity by the same amounts.

•	Tell us whether you elected the insurance exemption in paragraph D4 of IFRS 1 to apply the transitional provisions in IFRS 4. If so, quantify the impact or changes in your accounting related to this election.

The Bank elected the insurance exemption in paragraph D4 of IFRS 1 to apply the transitional provisions in IFRS 4. This exemption allowed us to follow our previous Canadian Generally Accepted Accounting Principles accounting policies with respect to our insurance-related activities. As a result, this election had no impact on the financial position, cash flows, or earnings of the Bank.

Note 36 Information on Subsidiaries, page 96

8.	We note your disclosure on page 97 that certain of your subsidiaries have restrictions on their ability to transfer funds, including paying dividends to you. Please quantify for us the amount of your consolidated net assets that are held by your subsidiaries and restricted from being transferred to your parent company. Refer to paragraph 41(d) of IAS 27.

Upon further review, we have concluded that in the ordinary course of business, the Bank’s principal subsidiaries do not have any significant restrictions on their ability to transfer funds, including paying dividends to, or repaying loans to, the Bank, other than regulatory requirements customary for similar businesses. These include, for example, meeting regulatory approval and capital adequacy requirements of jurisdictions in which the Bank operates, and which vary by these jurisdictions.

We propose to amend and clarify our existing disclosure in Note 36 of the Bank’s 2012 Consolidated Financial Statements in accordance with the above considerations. The following is the proposed disclosure to be included in the Notes to the Financial Statements for the Bank’s fiscal 2013 Form 40-F filing.

Note 36 Information on Subsidiaries, page 97

Subsidiaries with ~~significant~~ restrictions to transfer funds

Certain of the Bank’s subsidiaries have regulatory requirements to fulfill, in accordance with applicable law, in order ~~restrictions on their ability~~ to transfer funds, including paying dividends to, repaying loans to, or redeeming subordinated debentures issued to, the Bank. These customary requirements ~~Reasons for the restrictions~~ include, but are not limited to:

• Local regulatory capital and/or surplus adequacy requirements;

• Basel requirements under Pillar I and Pillar II;

• Local regulatory approval requirements; and

• Local corporate laws.

It is the Bank’s belief that the above disclosure continues to satisfy the requirements of IAS 27 paragraph 41(d), as the standard does not specifically require quantification of these restrictions.